UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*

                     First National Community Bancorp, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.25 Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                  Applied For
            --------------------------------------------------------
                                 (CUSIP Number)

   William S. Lance, 102 E. Drinker Street, Dunmore, PA 18512, (717) 346-7667
           -----------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 1, 1998
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis A. DeNaples


 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]


 3.      SEC USE ONLY


 4.      SOURCE OF FUNDS

         PF (Personal Funds)


 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)       [     ]


 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

  NUMBER OF                7  SOLE VOTING POWER                        81,727
   SHARES
BENEFICIALLY               8  SHARED VOTING POWER                       3,472
  OWNED BY
    EACH                   9  SOLE DISPOSITIVE POWER                   81,727
  REPORTING
   PERSON                  10 SHARED DISPOSITIVE POWER                  3,472
    WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         85,199

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES [   ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.10%

14       TYPE OF REPORTING PERSON

         IN (Individual)

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dominick L. DeNaples


 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]


 3       SEC USE ONLY


 4       SOURCE OF FUNDS

         PF (Personal Funds)


 5       CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
          TO ITEMS 2(d) or 2(e) [   ]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


  NUMBER OF                7  SOLE VOTING POWER                        74,817
   SHARES
BENEFICIALLY               8  SHARED VOTING POWER                       6,000
  OWNED BY
    EACH                   9  SOLE DISPOSITIVE POWER                   74,817
  REPORTING
   PERSON                  10 SHARED DISPOSITIVE POWER                  6,000
    WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         80,817

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES[ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.74%

14       TYPE OF REPORTING PERSON

         IN (Individual)

Item 1.     Security and Issuer

This statement relates to the common stock, par value $1.25 per share (the "Common Stock"), of First National Community Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 102 E. Drinker Street, Dunmore, Lackawanna County, Pennsylvania 18512; telephone number (717) 348-7667.

Item 2.     Identity and Background

The following information is with respect to the Reporting Persons:

     (a) Louis A. DeNaples

     (b) Elmhurst Blvd., Box 4375, Moscow, PA 18444

     (c) President; DeNaples Auto Parts, Inc., Mill Street, Dunmore, PA 18505

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States of America.


     (a) Dominick L. DeNaples

     (b) 1000 October Drive, Dunmore, PA 18505

     (c) Vice President; DeNaples Auto Parts, Inc., Mill Street,
         Dunmore, PA 18505

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States of America.

Item 3.     Source and Amount of Funds or Other Considerations

These shares have been acquired by the DeNaples pursuant to the formation of a holding company by First National Community Bank. Under a Plan of Merger between First National Community Interim Bank and First National Community Bank, dated March 12, 1997, each outstanding share of First National Community Bank was exchanged for one share of the Issuer. The DeNaples acquired all of their shares in the Issuer by virtue of this transaction.

Item 4.     Purpose of Transaction

(See Item 3) The shares are held by the Reporting Person for investment purposes. The Reporting Person has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;


     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer of any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     (a) Aggregate number of shares and percentage of the class of shares identified pursuant to Item 1.

     (b) SOLE VOTING POWER                            156,544

         SHARED VOTING POWER                            9,472

         SOLE DISPOSITIVE POWER                       156,544

         SHARED DISPOSITIVE POWER                       9,472

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.     Material to be Filed as Exhibits

     None.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Louis A. DeNaples
                                                     ----------------------
                                                     Louis A. DeNaples



                                                     /s/ Dominick L. DeNaples
                                                     -----------------------
                                                     Dominick L. DeNaples